United States securities and exchange commission logo





                               September 29, 2021

       Gregg Coccari
       Chief Executive Officer
       Udemy, Inc.
       600 Harrison Street, 3rd Floor
       San Francisco, California 94107

                                                        Re: Udemy, Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
20, 2021
                                                            File No. 377-04928

       Dear Mr. Coccari:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1 submitted September 20, 2021

       General

   1. We note on pages 24 and II-2 that in August 2021, you announced your acquisition of
                                                        CUX (d/b/a CorpU), an
online leadership development platform. In appropriate places, disclose the material
terms of this acquisition and any related material risks to investors.
                                                        File the agreement
related to the acquisition as an exhibit or tell us why you believe it should not be filed.
       Risk Factors
       We may need to change our pricing model, page 20

   2. We note that in August 2021, a putative class action complaint was filed against you
 Gregg Coccari
Udemy, Inc.
September 29, 2021
Page 2
      alleging violations of California's unfair competition and false advertising statutes as well as the California Consumer Legal Remedies Act in connection with your pricing practices. Please briefly discuss the nature of the pricing practices that are alleged violations.
Management's discussion and analysis of financial condition and results of operations
Key business metrics
Udemy Business Net Dollar Retention Rate, page 70

3. You state that total ARR at the end of a trailing twelve-month period is calculated as ARR at the beginning of a trailing twelve-month period that is then adjusted for upsells, downsells, and churns for the same cohort of customers during that period. In the paragraph above you state that ARR represents the annualized value of your UB customer contracts on the last day of a given period. Please clarify how you calculate ARR.
Our Solution, page 101

4. Please discuss the promotional pricing program mentioned in the first paragraph on page
      104.
5. We note the disclosure on page 102 that companies "such as Citi, Jaguar Land Rover,
      Tata, Booz Allen Hamilton, PayPal, Box, Sapient, and Eventbrite trust UB to help them achieve their learning and development plans." Disclose whether these companies are current customers. Supplementally advise the Staff as to whether the Company has sought permission from each of these companies to disclose the client relationship. Please also tell us the circumstances under which the Booz Allen Hamilton case study was developed and included in the prospectus, including whether either you or Booz Allen
      Hamilton were compensated, and whether you sought permission from Booz
Allen
      Hamilton to include the case study.
       You may contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                             Sincerely,
FirstName LastNameGregg Coccari
                                                             Division of
Corporation Finance
Comapany NameUdemy, Inc.
                                                             Office of Trade &
Services
September 29, 2021 Page 2
cc:       Tony Jeffries
FirstName LastName